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                                [Koor Letterhead]
                                                                       EXHIBIT A

                                                               01 December, 1999


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
---------------               Tel Aviv 65202          ---------------
                              ------------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

Dear Sirs,

          Re:  KOOR INDUSTRIES LTD. (COMPANY NO.  52-001414-3)
               IMMEDIATE REPORT NO. 43/99

Koor Industries Ltd. (Hereinafter: "Koor"), hereby gives notice as follows:

Yesterday evening, the authorized Board of Directors Committee of Koor, decided to cooperate with the Israel Corporation Ltd., in a joint venture whose shareholders capital will be up to US$ 100 million, in equal parts. The joint venture will focus on investments in projects and high - tech companies in the Internet, telecom and telecom operators in Israel and abroad.

Koor and the Israel Cooperation are conducting negotiations with a suitable candidate to manage the joint venture. The appointed manager will make use of the experience and resources of the Koor Group and The Israel Corporation Group.

Sincerely yours,

Adv.  Shlomo Heller
Legal Counsel and Company Secretary